As filed with the Securities and Exchange Commission on October 31, 2013	Registration No. 333-191795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________________________________
Amendment No. 2
to
FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_________________________________________________

Qunar Cayman Islands Limited

(Exact name of issuer of deposited securities as specified in its charter)
_________________________________________________

Not Applicable
(Translation of issuer’s name into English)
_________________________________________________
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
_________________________________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_________________________________________________
Law Debenture Corporate Services Inc.
400 Madison Avenue, Suite 4D
New York, New York 10017
(212) 750-6474
 (Address, including zip code, and telephone number, including area code, of agent for service)
_________________________________________________

Copies to:
Li He, Esq. Davis, Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chao Yang District Beijing 100004, The People’s Republic of China +86 10 8567 5000	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW, United Kingdom +44 207 532 1400
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It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

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CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing the right to receive 3 Class B ordinary shares of Qunar Cayman Islands Limited	100,000,000 American Depositary Shares	$ 0.05	$ 5,000,000	$ 644.00
1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.

2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information	Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center
Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles (14) and (15)

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles (13) and (14)

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article (12) Reverse of Receipt – Articles (14) and (15)

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles (13) and (14)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles (3), (6) and (9); Reverse of Receipt – Articles (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles (20) and (21) (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article (12)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles (2), (3), (4), (6), (8), (9) and (10) Reverse of Receipt – Article (23)

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article (10); Reverse of Receipt – Articles (15), (16), (17), (18) and (21)

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article (9)

Item 2. AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Article (12)

Qunar Cayman Islands Limited (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — previously filed (Form F-6A, File No. 333-191795).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed (Form F-6, File No. 333-191795)

(e)	Certificate under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Amendment No. 2 to Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 31, 2013.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for ordinary shares, par value U.S.$0.001 of Qunar Cayman Islands Limited

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Qunar Cayman Islands Limited has caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on October 31, 2013.

Qunar Cayman Islands Limited

By:	/s/ Chenchao Zhuang
	Name:	Chenchao (CC) Zhuang
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on October 31, 2013.

Signature	Title

_/s/ Chenchao Zhuang__________________________________________________
Name: Chenchao (CC) Zhuang	Chief Executive Officer, Director
(principal executive officer)

* __________________________________________________________________
Name: Sam Hanhui Sun	Chief Financial Officer
(principal financial and accounting officer)
* __________________________________________________________________
Name: Robin Yanhong Li	Director

* __________________________________________________________________
Name: Hesong Tang	Director

* __________________________________________________________________
Name: Denny Ting Bun Lee	Director

* __________________________________________________________________
Name: Richard Jin Choon Lim	Director

* __________________________________________________________________
Name: Jixun Foo	Director

* __________________________________________________________________
Name: Lei Zhang	Director

* __________________________________________________________________
Name: Amy Segler	Authorized U.S. Representative
On behalf of Qunar Cayman Islands Limited

By: _/s/ Chenchao Zhuang_______________________________________________
Name: Chenchao (CC) Zhuang
Attorney-in-Fact*

Index to Exhibits

Exhibit	Document